Exhibit 99.1

VivoPower’s Caret Digital Secures CAD$140m Definitive Binding Investment Commitment from Global Alternative Investment Group, GEM Global Yield LLC SCS

The investment commitment is in the form of a share subscription facility from GEM Global Yield LLC SCS (“GGY”) and is subject to a separate listing of Caret Digital on a Canadian stock exchange

GGY’s shareholding will be capped at 9.9%

Funds will be invested at the Caret Digital subsidiary level and hence non-dilutive for VivoPower shareholders

Funds from the investment will be used to execute upon Caret Digital’s Power-to-X strategy (“P2X”) which seeks to activate the highest and best use cases for renewable power capacity

First phase of Caret Digital’s P2X strategy is building out capacity including data centre infrastructure for DOGE coin mining

Second phase of Caret Digital’s P2X strategy is AI enabled data centres

DOGE coin mining is consistent with Caret Digital’s Power-to-X strategy that seeks to activate the highest and best use cases for renewable power capacity

LONDON, January 13, 2025 (GLOBE NEWSWIRE) – VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”) announced today that its wholly owned subsidiary, Caret LLC. (trading as “Caret Digital”), has secured a CAD$140m (approximately US$100m) definitive and binding investment commitment from Luxembourg headquartered alternative investment group, GGY.

Proceeds from the investment will be used to execute on and build out Caret Digital’s Power2X strategy, including in its first phase, the mining of DOGE coin, as well as for working capital and general corporate purposes.

VivoPower shareholders had previously approved a spin-off of Caret Digital, in whole or part, as well as a special dividend during the Annual General Meeting held in December 2023. The Company will provide further updates in relation to the progress of the spin off via a reverse merger and the consequences for VivoPower and its stakeholders, including any special dividend shares for VivoPower shareholders.

About VivoPower

Established in 2014 and listed on Nasdaq since 2016, VivoPower is an award-winning global sustainable energy solutions B Corporation company focussed on electric solutions for off-road and on-road customised and ruggedised fleet applications as well as ancillary financing, charging, battery and microgrids solutions. VivoPower’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel covering Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

About Caret Digital

Caret, LLC, (trading as Caret Digital) a wholly owned subsidiary of VivoPower, and has a Power-to-X strategy involving the development of renewable power infrastructure that is vertically integrated with high energy consumption use cases. In the first phase of its Power-to-X strategy, Caret Digital is building up capacity and infrastructure to mine DOGE coin, aligning with the growing demand for sustainable blockchain operations.

About GEM

Global Emerging Markets (“GEM”) is a $3.4 billion alternative investment group with offices in Paris, New York, and Nassau (Bahamas). GEM manages a diverse set of investment vehicles focused on emerging markets and has completed over 580 transactions in 70 countries. Its family of funds and investment vehicles provide GEM and its partners with exposure to: Small-Mid Cap Management Buyouts, Private Investments in Public Equities, and select venture investments.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

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shareholders@vivopower.com